Q77(h) (Change in Control)

Virtus Mid-Cap Core Fund (Series 18):

First Clearing, LLC ("First Clearing"), on behalf of its customers, acquired control in or around the second quarter of 2013 due to a steady stream of purchases in a small fund. As of the end of the period, First Clearing owned 28.82% of the shares (as measured in assets).